SCMP GROUP

82-3327

NEWSPAPER RETAIL

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852 2680 8805	852 2680 8860

03032435

03 OCT -1 AM 7:21

SUPPL

By Registered Post

19 September 2003

The U.S. Securities and Exchange Commis
Office of International Corporate Finance
450 Fifth Street, N. W., Room 3099
Mail Shop 3-7, Washington D. C. 20549
USA

Attention: Ms Sandra Folsom

Dear Sirs,

SCMP Group Limited (the "Company")
- Exemption No. 33-51010

Please be informed that the registered office of the Company in Bermuda will be changed to "Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda" effective from 1 October 2003.

Thank you for your attention.

Yours faithfully,
For and on behalf of
SCMP Group Limited

Vera Leung
Legal Counsel & Company Secretary

VL/jc

PROCESSED
OCT 07 2003
THOMSON
FINANCIAL

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